December 9, 2010
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Attention:	Russell Mancuso
Branch Chief

Re:	LDK Solar Co., Ltd.
Application for Qualification of Indenture on Form T-3
Filed on November 24, 2010 and amended December 3, 2010
File No. 022-28946
Dear Mr. Mancuso:
     On behalf of LDK Solar Co., Ltd. (the “Company”) we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set out in your letter dated December 7, 2010 (the “Comment Letter”) relating to the Company’s Application for Qualification of Indenture on Form T-3 (File No. 022-28946) filed with the Commission on November 24, 2010 and amended December 3, 2010.
     In this letter we have recited the numbered comment from the Staff in bold type and have followed the comment with the Company’s response.
1.	We note the comments on your Schedule TO-I that were issued on December 6, 2010. Please confirm that you will resolve all comments on your Schedule TO-I prior to requesting acceleration of the effective date of your application for qualification.
     We hereby confirm, on behalf of the Company, that it will resolve all comments on the Company’s Schedule TO-I prior to requesting acceleration of the effective date of the Company’s application for qualification.
     Please direct any questions or comments that you may have about this response letter or filing to Edward D. Ricchiuto at (212) 839-8650 (ericchiuto@sidley.com).

Very truly yours,
/s/ SIDLEY AUSTIN LLP
SIDLEY AUSTIN LLP

cc:	Jack Lai
Huanting Timothy Li
John A. Fore